Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

INVESTOR AND ANALYST CONFERENCE CALL

11 November 2015

8:00am EST

CARLOS BRITO: Good morning, good afternoon, everyone, and thank you for joining us on the call today. I’m here with our CFO, Felipe Dutra. Today we announced that we have reached an agreement with SABMiller on the terms of a recommended transaction to combine our businesses and build the first truly global beer company. During this call, I will walk you through the transaction highlights and provide additional color on our vision for the combined company.

Let me first provide some quick highlights of today’s announcement. We’re pleased to have reached an agreement to combine the two companies. SABMiller shareholders will be entitled to receive £44 per share in cash or a partial share alternative, called a PSA, comprised of 0.483969 restricted shares plus £3.7788 in cash for each SABMiller share. These terms aren’t changed since we announced the possible offer on October 13th, 2015. The SABMiller board of directors has unanimously recommended the cash offer.

In addition, AB InBev has received irrevocable undertakings from Altria and BEVCO, who collectively own approximately 40.45% of SABMiller’s shares, to vote in favor of the transaction. We expect to complete the transaction during the second half of 2016, subject to regulatory and shareholder approvals.

We believe the rationale for this combination is extremely compelling and would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners, and the communities which we serve.

First and foremost, this combination would create the first truly global beer company, which would take its place as one of the world’s leading consumer products companies. Importantly, we would bring together a geographic footprint that’s largely complementary, and that provides access to key high-growth regions such as Africa, Asia, and Central and South America. We believe that the African continent in particular has very attractive markets and growth prospects, and would be a critical driver of growth for the combined company, building on the strong heritage and success of SABMiller in the region.

The combined company’s joint portfolio of complementary global and local brands would also provide more opportunities for consumers globally to taste and enjoy the world’s best beers.

In addition, the transaction would bring together the experience, commitment, and drive of both companies’ employees to create a world-class, combined global talent pool. In pooling resources and expertise, the combined company would also make a greater and more powerful impact on the communities in which we live and work by providing opportunities all along the supply chain, and aspiring to the highest standards of corporate social responsibility.

Finally, we believe the transaction will deliver substantial value through revenue, cost, and cash flow synergies.

Let me run you through the financial highlights of the transaction. We believe the offer provides SABMiller shareholders with an extremely compelling opportunity. The cash offer of £44 per share represents a premium of approximately 50% to SABMiller’s closing price of £29.34 on September 14th, which was the last day prior to the renewed speculation of an approach from AB InBev. Second, the partial share alternative represents a premium of approximately 43% to SABMiller’s closing share price of £29.34 on September 14th.

As we’ve discussed previously, the PSA will take the form of a separate class of Restricted Shares and will be limited to a maximum of 326 million shares.

Altria and BEVCO have signed irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of approximately 655 million SABMiller shares, which would provide them with approximately 317 million Restricted Shares prior to any pro rata scale back.

SABMiller shareholders will be entitled to receive dividends declared or paid by SABMiller in the ordinary course prior to completion of the transaction. The cash elements of the transaction would be financed using AB InBev’s internal financial resources, and new $75 billion Committed Senior Facilities.

The transaction will occur in three steps:

First, the shares of SABMiller will be acquired by Newco, a brand new company formed for the purpose of this transaction, in exchange for the issue of Newco shares to SABMiller’s shareholders.

Second, AB InBev will acquire Newco shares held by the former SABMiller shareholders who elect for cash, and a portion of the Newco shares held by shareholders who elect for the PSA.

Third, AB InBev will subsequently merge into Newco so that following the completion of the transaction, Newco will be the new holding company for the combined group.

Post-transaction, the new company’s Board of Directors will consist of a minimum of three and a maximum of 15 directors, three of whom will be independent.

Holders of the Restricted Shares will have the right to propose up to three directors. AB InBev’s reference shareholder, the Stichting, will have the right to propose nine directors. A Chairman will be appointed from one of the independent directors.

The transaction has already received support from our largest shareholders. The Stichting, EPS and BRC,who own approximately 51.8% of AB InBev shares, have provided irrevocable undertakings to vote in favor of the transaction.

We intend to establish a secondary listing on the Johannesburg Stock Exchange, the JSE, for AB InBev shares as soon as reasonably practicable. The new company will be legally incorporated in Brussels and we intend for it to be listed on Euronext Brussels with a secondary listing on the JSE and ADRs traded on the New York Stock Exchange.

One of the most compelling aspects of this transaction is that it brings together two companies with largely complementary footprints. However as we’ve said from the beginning, we’re committed to bringing all potential regulatory reviews to timely and appropriate resolution.

We’re pleased to announce today that we have agreed upon the sale of SABMiller’s interest in the MillerCoors joint venture and the global Miller brand to Molson Coors upon the closing of our transaction with SABMiller.

Molson Coors has agreed to acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors. The total transaction value of $12 billion in cash also includes the sale of the global Miller brand, currently sold in over 25 countries, as well as related trademarks and other intellectual property rights.

The sale is conditional upon the completion of AB InBev’s combination with SABMiller and is subject to regulatory approvals and other customary closing conditions.

The latest fiscal year’s results of the combined company would have generated revenues of $64 billion and EBITDA of $24 billion. These figures exclude the results of SABMiller’s joint ventures and associates.

As you can see on slide 11, the combination of AB InBev and SABMiller would create a truly global brewer that would take its place as one of the world’s leading consumer products companies.

You are already familiar with SABMiller but I wanted to briefly touch on some highlights of their business.

We have the highest respect for SABMiller, its people and its leadership. We have admired this company for a very long time, for a number of reasons.

They are one of the largest beer and beverage companies in the world, selling approximately 324 million hectoliters of beer and soft drinks during the latest fiscal year. The company has a strong portfolio of brands across both developed and developing markets, and strategic partnerships with Castel, CRE, and Efes, and is an anchor bottler for The Coca-Cola Company in Africa.

SABMiller is particularly strong in developing markets, and a significant portion of the company’s revenues and EBITDA are generated from those markets.

They have an impressive footprint and deep expertise in both Africa and Latin America, with 33% and 35% of revenues derived from those regions, respectively. Approximately 31% of their sales come from Europe and Asia Pacific. In these markets, SABMiller is known for their locally loved and internationally famous brands, as well as their initiatives to improve people’s lives and build communities.

I’d now like to discuss in more detail why we’re so excited about this combination and the opportunities it provides our stakeholders.

Together, AB InBev and SABMiller create a truly global business.

North America and Latin America will make up over half of our combined business, and we will have meaningful operations in Africa, Asia Pacific, and Europe – a highly attractive mix of developed and developing markets.

The map on slide 18 demonstrates that our companies have largely complementary geographic footprints. AB InBev does not currently have a material presence in Africa, whereas SABMiller and its associates have an extensive operating history and presence there. SABMiller also has great market positions in Colombia, Ecuador, Peru, and Australia.

AB InBev has a strong presence in markets including Canada, Mexico, Brazil, Argentina, and parts of Western Europe such as Belgium, the UK, Germany, France, the Netherlands and Italy.

We believe our combined distribution network would enable us to bring more beer to more consumers – and therefore drive more growth.

Both companies have deep expertise in – and a long-standing commitment to – building brands. For example, following the combination with Anheuser-Busch, AB InBev has successfully grown Budweiser globally, with international sales now accounting for more than half of the brand’s total volume. We’ve also had success in growing Corona globally since closing our transaction with Grupo Modelo in 2013. At the same time, SABMiller has built great national iconic brands such as Aguila in Colombia and Castle in South Africa.

Both AB InBev and SABMiller have strong and experienced teams that have developed marketing campaigns that have resonated worldwide – like Budweiser’s “Brewed the Hard Way,” – and nationwide – like “Coming Together with a Castle.”

We’ve also sponsored some of the world’s most popular sporting events from the FIFA World Cup to the NFL and MLB in the U.S. Together we will continue to create even more opportunities to bring visibility to our brands and leave a lasting impression on our consumers. Our focus as a combined company will be to continue to deliver exciting, memorable and successful campaigns that resonate with consumers and provide relevant brand and lifestyle experiences.

Both of our companies have had considerable success in innovating in the total alcohol space with near-beer products. We have introduced hard ciders, flavored malt beverages, and cocktail-flavored beers. We have also introduced lower alcohol and non-alcohol versions of some of our most popular beer brands. In addition, we have had successful innovations in other areas including packaging and dispense.

Combining our R&D capabilities and consumer insights would allow us to further develop new and exciting consumer offerings.

This transaction is about combining our expertise to accelerate revenue growth, and one area which will drive much of that growth is Africa.

The African continent has a number of very attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. It’s also becoming more important in the context of the global beer industry. It is estimated that between 2014 and 2025, the African beer market will grow by more than 50 million hectoliters. That means beer volumes in Africa are expected to grow at almost three times the rate of volumes in the rest of the world. From our perspective, this is an excellent time to enter this market through a team that already has a long and impressive track record and a deep understanding of the region.

The significance of entering into the African market goes well beyond these growth statistics. We have the greatest respect for SABMiller, its heritage, strong history and long-standing commitment to the region dating back to the 19th century.

Taking into account Africa’s potential, along with SABMiller’s deep expertise and success in the region, we expect Africa to continue to play a vital role in the combined company.

We intend to seek a secondary listing of AB InBev’s ordinary shares on the JSE as soon as reasonably practicable after today’s announcement. With the closing of the transaction, we intend that the ordinary shares of Newco will also be listed on the JSE through a secondary listing, and would replace the proposed secondary listing of AB InBev.

We also intend to have a local board in South Africa, and for Johannesburg to continue to be the regional headquarters for the combined group on the African continent.

In addition, AB InBev admires SABMiller’s long track record of supporting the progress of South African society and their deep engagement with local stakeholders. AB InBev is supportive of the South African government’s economic transformation objectives, and is committed to continuing South Africa’s contribution to meaningful, Black economic empowerment. AB InBev recognizes the importance of the Zenzele Broad-Based Black

Economic Empowerment scheme established by SABMiller in 2010, and the scheme’s objective of providing long-term economic benefits to a broad range of previously disadvantaged South Africans.

AB InBev and SABMiller have agreed to work together as a priority to develop an appropriate proposal in relation to the scheme, enabling the ongoing investment by its various groups of participants in SABMiller’s South African business after the completion of the transaction.

In summary, we admire the many achievements of SABMiller on the continent, and believe there is a huge amount that our combined company can achieve together in the region.

We believe very strongly that global companies such as ours have a responsibility to contribute to the world around us. AB InBev has been a leader in this area through our Building a Better World platform. SABMiller has similarly focused on corporate citizenship with a strong mission to improve livelihoods and help build local communities. We both operate in many communities that face big social and environmental challenges, and we know that long-term business growth and success depends on the prosperity and resilience of those communities.

Both companies have developed strong partnerships to benefit communities and the environment through programs such as SmartBarley, Together for Safer Roads, Better Barley Better Beer, and Prosper. We believe combining our two companies and pooling our resources and expertise in this area would allow us to make an even greater and more positive impact on the world.

We believe that the combined group will generate attractive synergies and create additional shareholder value. We estimate incremental recurring run-rate pre-tax cost synergies of at least $1.4 billion per annum, in addition to the $1.05 billion of cost savings identified by SABMiller in their presentation on October 9th, 2015.

We expect incremental synergies to be phased in over four years following the completion of the transaction, reaching the recurring run-rate by the end of the fourth year.

In addition, we currently expect the delivery of synergies to require an estimated one-off cash cost of approximately $900 million to be incurred in the first three years after the completion of the transaction.

Importantly, we remain committed to supporting the SABMiller brands, and we expect no significant net savings in consumer- and customer-facing sales and marketing investments within the cost base of SABMiller.

We have identified four areas where we believe cost savings can be achieved. First, procurement and engineering represent approximately 20% of total savings as a result of combining the sourcing of raw materials and packaging.

Second, brewery and distribution efficiencies represent approximately 25% through brewery, bottling, and shipping productivity initiatives as well as optimizing other brewery and distribution processes across our combined geographies.

Third, best practice sharing makes up approximately 20% through cost management efficiencies and productivity enhancements across the group’s administrative operations. Lastly, corporate and overlapping regional headquarters make up approximately 35% of the expected synergies.

Finally, on the revenue and cash flow side, we see a number of opportunities. Though we’re not publicly quantifying those opportunities at this time, we see significant potential for value creation from using our combined global distribution network in order to expand brand portfolio sales worldwide, and by drawing from the innovation successes of both companies.

We have already established committed financing for this transaction with our key relationship banks. As you can see on slide 26, we have $75 billion of new Committed Senior Facilities, of which $35 billion are 3- and 5-year term loans. The balance incorporates three bridge facilities – one bridge to disposals, and two bridges to cash flow and debt capital market funding. As I have said on previous occasions, we remain committed to a strong investment-grade rating and an optimal long-term capital structure ratio of approximately 2x net debt to EBITDA. This target remains unchanged.

This transaction is subject to regulatory approvals in several jurisdictions including the European Union, the U.S., China, South Africa, Colombia, Ecuador, Australia, India and Canada, and we intend to work closely with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution.

In terms of timing, we expect the transaction to be completed during the second half of 2016, subject to satisfying the relevant regulatory clearances.

In wrapping up, I’d like to reiterate that we believe the strategic rationale behind a combination with SABMiller is extremely compelling from the immediate value realization it offers to SABMiller’s shareholders, to the growth prospects it creates for the combined company, as well as the opportunities for us to build a better world together.

To put it simply, we believe more can be achieved together than apart.

With that, I would like to take your questions.

OPERATOR: Ladies and gentlemen, once again, if you do have a question for today’s conference, please press * then 1 at this time. Our first question comes from the line of Edward Mundy from Nomura. Please go ahead, sir.

EDWARD MUNDY: Good morning, good afternoon, everyone. Two questions, please. Just on the $1.4 billion of cost savings, I was wondering if you could provide some color on the phasing over four years, and also as to whether they might fall by region. And on SAB’s existing $1 billion cost and efficiency program, there’s another $600 million outstanding. Is there any scope to accelerate that? And then some technical questions, I was wondering whether you could provide some guidance on a tax rate for the acquired assets, and also your dividend policy going forward.

CARLOS BRITO: Okay, so Ed, let’s go with synergies first. In terms of synergies, what we announced today is that estimated incremental synergies of at least $1.4 billion per annum should be added to their $1.05 billion that they already previously identified and communicated. The important thing here is, these are cost savings only. The important thing here is that no significant net savings or synergies are expected in consumer- and customer-facing sales and marketing activities, so that’s very important. And we’ve also said that these synergies, cost synergies, are going to be in four buckets pretty much – procurement and engineering, brewing and distribution efficiencies, best practice sharing, and corporate and regional headquarters, and these synergies will have a one-off cost of $0.9 billion to be incurred in the first three years after completion.

In terms of their synergy program that they communicated to the market some weeks ago, the $1.05 billion, some of it has already been achieved. In terms of acceleration, that brings me to the theme of integration. I mean, of course, we want to be very cooperative, both companies, in between now, the 2.7, and closing, and we intend together with SAB to put together, like other companies in the UK have done, an integration team to perform a detailed review of business activities and synergies, and also to help us on the closing. So that’s what we intend to do in terms of synergies.

In terms of taxes, at this point we’re not going to detail anything in terms of taxes of the acquired assets. You have to understand that at this point, it has taken all our focus to get to the 2.7, and today of course we shift gears and we start redirecting resources towards closing, but we are all very glad that we have come to this 2.7, and now the next one is the closing.

The dividends was also a question. Okay, in terms of capital allocation priorities, we have to say that they are unchanged from the objectives that we have always communicated to the market, and those are that first and foremost we’re going to invest in the organic growth of the business, we’ve always done that. Second, we’ll look at selective M&A with a strict financial discipline. That’s the objective of the call today. Third, the dividend yields, we intend to get to a place that’s comparable with other consumer goods companies, a 3% to 4% yield. We also said in my speech that the optimal capital structure remains unchanged in terms of our objective to get the 2x net debt to EBITDA, and at this level of 2x, the return of cash to shareholders is expected to be comprised of both dividends and share buybacks. So no change in our capital allocation policy or objectives from what was communicated in other quarters in conference calls like this.

EDWARD MUNDY: Okay, thanks, and as a quick follow-up, are you able to share with us how long you think it’s going to take to cover your cost of capital on the deal?

CARLOS BRITO: Cost of capital — no, we’re not giving any guidance today on that matter.

EDWARD MUNDY: Okay, thanks.

CARLOS BRITO: Thank you.

OPERATOR: Our next question comes from the line of Mark Swartzberg from Stifel. Please go ahead, sir.

MARK SWARTZBERG: Yes, thanks, and congratulations, Brito. This is quite an accomplishment, and I know you guys have been working on it for quite some time, so to you and everyone, hats off. This is unlike Anheuser-Busch, unlike Modelo where you were integrating really one region primarily. Here you have multiple regions that are going to be integrated. So question one is, can you speak to your organization’s skill set in addressing that? And question two, kind of related to that, is your experience when leadership talent you want to keep actually departs, what’s your experience dealing with that, how that comes to bear in this situation?

CARLOS BRITO: Just going to back to other transactions that we’ve done in the past, Mark, if you remember the Interbrew — the one in 2004 — that involved many geographies. Of course, compared to the AB one and the Modelo one, those were more focused in one or a couple geographies, but the Interbrew one 10 years ago, 11 years ago involved many geographies. So our guys do have experience with multiple geographies, and we have a great team that is excited about both the organic side but also about opportunities like this. Of course, most people in the company, 90%-plus of the people are always and will continue to be focused on growing our top line and delivering on our organic business, but we will have a group of people that will be deployed to work with our future colleagues on integration efforts.

What we try to do, Mark, every time we have a transaction like this is to get to know people as fast as we can so we can get them also excited about what we’re trying to build, and normally if you go back to any transaction in the past, everything that was done in terms of integration of the new company was done mostly by the people that were there before. It’s just that when people see the opportunity that the new company offers in terms of career, in terms of getting our brands to more consumers, in terms of doing a better job in our Better World platform, people do get excited and they rise to the occasion, and they help us big time in integration.

And with SAB, the experience has been one of cooperation. We’ve been cooperating a lot to get to this 2.7, and our expectation is that cooperation will be better every day as you get to know more people and as we share our combined dream of building this truly global company, so that’s how we proceed on those kinds of combinations and integrations.

MARK SWARTZBERG: That’s great, and if I could follow up, unrelated, it’s South Africa. Can you give us some update on how far you are in your conversations with regulators there and what the status is on that aspect of the conversation?

CARLOS BRITO: Well, South Africa and Africa are really key to SABMiller currently, and they will be key to the new combined company. South Africa, of course, it’s the key country. It’s where SAB has its roots and heritage.

We respect that a lot. We admire what SAB has been able to accomplish and the reputation it has built in South Africa. We intend to continue the steps they’ve taken, and we also proposed or communicated our intention to have a secondary listing of AB InBev’s ordinary share on the Johannesburg Stock Exchange, to have a local board in South Africa that would be critical to the future success of the combined group in the continent, and also for Johannesburg to continue to be the regional headquarters of the combined company.

We also said that we support SAB’s deep engagement with local stakeholders in the society at large, and we do recognize the important steps they’ve taken in terms of Black Economic Empowerment and also the Zenzele scheme, and we want to continue all those initiatives as we look into the future with the new company. So we admire a lot what they have accomplished and the reputation they have built, and we intend to continue to build on that very strong base.

MARK SWARTZBERG: Are you far along in getting a reaction in South Africa to what you’ve proposed, to knowing how well that sells, so to speak, with the regulators?

CARLOS BRITO: Yeah, Mark, as I said before, before the 2.7, it was very hard for us to engage with anybody because of the lack of a formal official offer. So now that we have one today, this will, as I said before, today we’re shifting gears from getting to the 2.7 now to get to closing, and it will be very important for us to be in touch with the authorities and regulators and joint venture partners in many geographies, and that’s what we intend to do as we shift gears now to the integration and to the steps necessary to get to closing.

MARK SWARTZBERG: Fair enough, great. Thanks, Brito.

CARLOS BRITO: Thank you, Mark.

OPERATOR: Ladies and gentlemen, once again, if you do have a question for today’s conference, please press * then 1 at this time. Our next question comes from the line of Trevor Stirling from Bernstein. Please go ahead, sir.

TREVOR STIRLING: Two questions from my side, Brito. The first one is why Newco? Why use that particular structure, and what advantage did that give you in the transaction? And the second question, maybe one for Felipe, is are you doing any hedging of the currency mismatch between the funding in dollars and the offer in sterling?

CARLOS BRITO: Well, Trevor, in terms of the Newco, there is a structure that’s been proposed here, and that’s totally detailed in the 2.7 announcement today, is one that we did in order to — it was the best way to merge a UK and Belgian company, really, so that’s why we thought and came up with this structure. And again, the details of the structure is all in the 2.7. And Felipe?

FELIPE DUTRA: So on the currency exposure, Trevor, yes, we’ve taken into account the pound exposure as part of our basket of exposures, and we do hedge them.

TREVOR STIRLING: Okay. Thank you very much.

CARLOS BRITO: Thank you, Trevor.

OPERATOR: Our next question comes from the line of Pablo Zuanic from SIG. Please go ahead.

PABLO ZUANIC: Good morning and congratulations. Two questions – on $1.4 billion synergies, does that assume that you’re pretty much keeping all the other businesses? What’s the assumption embedded there, because I suppose if you have to sell out a chunk, that number could change. And the second question – to close, to reach to this point, it seems that you had to get the middle core construction done, but should we assume that you have a high probability of being able to keep most of the other businesses? I’m talking specifically about the stake in CR Snow for example. Thanks.

CARLOS BRITO: Yeah, Pablo, as you can understand, as I said before, now that we have an official offer confirmed by both boards and recommended, and now public in the public domain, now we’re going to have the opportunity to really shift gears and start working towards all the different steps that will take us to get to closing, and that includes any regulatory or contact with authorities and regulators in any of the jurisdictions as well as joint venture partners. So today, we’re really shifting gears and redirecting resources to go towards that.

In terms of the synergies, what we have is what’s in the 2.7. At this point, of course, we cannot be very detailed on our strategy in terms of how to deal with different regulators, so at this point we cannot be more specific on your first question, unfortunately.

PABLO ZUANIC: And just a quick follow-up, so according to agreements with Pepsi and Coke, can you be a bottler for Pepsi in Latin America and a bottler for Coke somewhere else in the world — Africa in this case? What can you say in that regard?

CARLOS BRITO: Again, too early to speculate. We’re shifting gears today. Beginning today we have an offer to talk about – we’ll be contacting authorities, regulators, and joint venture partners, so that’s our intention, too, as we prepare for closing.

PABLO ZUANIC: Thank you.

OPERATOR: Our next question comes from the line of Carl Walton from UBS. Please go ahead, sir.

CARL WALTON: Good afternoon, good morning. Thanks for the questions, just a couple. In terms of the cash flow synergies, I know there’s no quantification at this stage, but maybe qualitatively could you confirm that this would be largely the payables line where there’s the most upside, and are there any comments you can give by region where opportunities might be? And then secondly, we noted there’s a Mexico listing also being proposed here. Could you talk about the thinking behind that? Thanks a lot.

CARLOS BRITO: The Mexico listing is already one that exists. It’s already in place. We’re just reconfirming that that will continue to be the case, so it’s not new. And on the first question, still in terms of synergies, today we announced the $1.4 billion, at least $1.4 billion on top of their $1.05 billion base synergies that they announced some weeks ago, but these are only cost synergies. We also said in our announcement that we see opportunities in terms of topline and cash flow synergies but decided at this point not to quantify them, but of course you can be sure that the cash flow will be a mix of everything that works that involves working capital as one of the main drivers, so everything that’s in there.

CARL WALTON: Okay, thank you.

CARLOS BRITO: Thank you.

OPERATOR: Our next question comes from the line of Robert Ottenstein from Evercore. Please go ahead, sir.

ROBERT OTTENSTEIN: Congratulations. I was wondering if you can talk to us a little bit about the rationale of selling the Miller brands globally as opposed to just in the U.S., and then a little bit about how you’re thinking about Peroni, Pilsner Urquell, Grolsch as part of your portfolio as it stands today.

CARLOS BRITO: Robert, unfortunately, I won’t be able to comment too much because that involves our strategy in dealing with some overlaps and things. We’re very happy that we were able to announce today the deal with Molson Coors. That means that we’re not going to be acquiring anything in the U.S. after the deal is approved, of course. So that’s very interesting. That’s all I can say at this point.

ROBERT OTTENSTEIN: Okay. Can you make any comments at all in terms of a role here for Ambev, and whether Ambev will get eventual ownership of the South American assets?

CARLOS BRITO: Well, this is an AB InBev deal, so as you’ve seen since the first announcement, this has always been an AB InBev deal.

ROBERT OTTENSTEIN: All right, strike two. Can you maybe talk a little bit about how you’re thinking about – and obviously a huge transaction, a lot of moving pieces, a lot of things to get done over the next year — how are you adapting the ABI organization to make sure that you don’t miss a beat managing the base business, and then at the same time close what is still a very tough transaction, a lot of moving pieces, and perhaps maybe talk a little bit about what David Almeida will be doing. His position moved. It was said that he’s kind of your special assistant or special assignment. Perhaps you can talk about how that fits into the picture.

CARLOS BRITO: Well, that’s a very good point, Robert, because we agreed with our boards that we would only engage in a transaction like this if we could guarantee that the organic business would not be distracted or affected in any way, so we devised a couple of things inside the company in terms of teams, incentives, that are specific to that matter so as to guarantee that the organic people and the organic business would continue to have the attention and the resources it deserves, and that the integration and the new business would have the resources that it needs. So a very good question. Rest assured that that was a big point that we discussed a lot in preparation to get to today, and it’s something that we take very seriously. We want to have the organic business, you saw last quarter the acceleration of topline, we’re very committed to it, and that’s not going to change with the transactions.

ROBERT OTTENSTEIN: Thank you very much.

CARLOS BRITO: Thank you, Robert.

OPERATOR: Our next question comes from the line of Chris Pitcher from Redburn. Please go ahead.

CHRIS PITCHER: Yeah, hi, just a couple of questions, please. In terms of the debt that you’ve announced and given us details on today, you talk about an average cost of LIBOR plus 110 basis points. Will you be looking to fix the cost of debt on completion or prior to that? And then secondly, a couple of clarifications. You weren’t 100% clear whether you were going to stick to your short-term dividend policy at the ABI level of offering a 3% to 4% over the next 12 to 18 months. Can you reassure us that the payout will remain as is? And then can you give us any feel for when you think you can get back down to 2x net debt to EBITDA? Thank you.

FELIPE DUTRA: Well, hi, Chris, I cannot go that far to speculate on the specific payout but as Brito said, the capital allocation priorities remain unchanged, and the board has just announced the dividend that will actually be paid next Monday, and in light of this transaction already and taking into account all of the elements in connection to this transaction, so that is the piece on the dividend.

On the funding costs, yeah, we were able to work together with our core relationship banks and put in place a fairly robust financing which is composed of $35 billion in term loans, 3 and 5 years. There is a $10 billion bridge to disposal that with today’s announcement of the disposal of the 58% owned by SAB of the MillerCoors JV in the U.S., it’s essentially dealt with, and then two tranches a two year plus one year of $15 billion each. So yes, the financing is in place and that is what we need to get the deal closed and move on, and of course we continue to assess the capital markets in order to work on the funding. And as we take into account the current yield implied on the outstanding loans and so on and so forth, and depending on the maturity of the final debt structure, the cost of borrowing should be slightly higher than what is highlighted here in terms of LIBOR plus 110 basis points.

CHRIS PITCHER: Can you give us an idea of how much higher, because when you did the Budweiser transaction, I admit it was a very different credit environment then, and you were keen to fix out straight away?

FELIPE DUTRA: Very different. You shouldn’t look into that but today we have no forecast for that or no public forecast for that.

CHRIS PITCHER: Okay.

CARLOS BRITO: Good, thank you, Chris.

CHRIS PITCHER: Thank you.

OPERATOR: Our next question comes from the line of Richard Withagen from Kepler Cheuvreux. Please go ahead, sir.

RICHARD WITHAGEN: Yeah, thanks, good morning. I have two questions. First of all, yeah, I understand you cannot say too much on the future international brand portfolio of the new company but can you share your thoughts on the Budweiser brand and in which SAB geographies you see most potential for the brand? And then the second question is perhaps can you also talk about how you hedge the pounds exposure you have a result of the deal?

CARLOS BRITO: Richard, hi. In terms of Budweiser, I would say even more. I mean, we see lots of opportunities in the new footprint or in the combined footprint for Budweiser, Corona, Stella Artois, our global brands. And then I think we had some wide territories, of course we always have, but this operation gives us access to many very interesting markets where I believe consumers would have more choice as we combine because they’re going to be able to access brands that today are just not part of their portfolio of choices. So as we said, this combination is about growth, it’s about value creation, but more than anything it’s about more choice to consumers, and that’s a great opportunity to develop brands like Budweiser, Corona, Stella, for example, in broader geographies. We are very excited about that.

FELIPE DUTRA: On the hedging piece, we take the pounds exposure as part of our basket of risks together with interest rates, commodities, currencies, other currencies, so we rely on the correlation across the different exposures, and usually the NAV resulting exposure we hedge by simply buying on that spot basis or forward or even using the option as part of the hedging instruments.

RICHARD WITHAGEN: Thanks.

CARLOS BRITO: Okay, thank you. We have time for one more question.

OPERATOR: And this time, sir, there are no other questions, but ladies and gentlemen, thank you so much for joining today’s call. I would now like to pass the floor back to Mr. Brito for closing remarks.

CARLOS BRITO: Thank you. Many people have worked very hard to get us to this point but there’s still lots to do before we can close this transaction. In the months ahead, I’m looking forward to getting to know our future colleagues at SABMiller because in the end it’s all about people, and people is what really makes the difference. So I’m really looking forward to meeting and getting to know better our future colleagues, and with that, thank you very much for your attention. Have a great day, and thank you for your time.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

This document relates to the proposed acquisition (the ‘Transaction’) by Anheuser-Busch InBev SA/NV (‘AB InBev’) of the entire issued and to be issued share capital of SABMiller plc (‘SABMiller’). Terms defined in the announcement of the Transaction dated 11 November 2015 shall have the same meaning when used in this notice.

Forward Looking Statements

This document, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this document include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Each forward-looking statement speaks only as of the date of this document. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required.

All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this document and should also be considered by the reader.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In the event that AB InBev and SABMiller implement the Transaction, AB InBev or Newco may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

Further information, including all documents related to the proposed Transaction, can be found at: www.globalbrewer.com.